UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Announces a Firm Order for 30 E-Jets by United Airlines

São José dos Campos, Brazil, April 29, 2013 – Embraer announced today that it has signed a firm order with United Airlines for the sale of 30 EMBRAER 175 jets, with options for an additional 40 of the same model, taking the firm order and options to a total of up to 70 aircraft. If all options are exercised, the combined order has an estimated value of USD 2.9 billion at current list prices.

“With this order for the new enhanced E175 jet, we are delighted to reinforce and extend our long-standing partnership with United Airlines, which was the ERJ 145 launch customer back in 1996, known at that time as Continental Airlines,” said Paulo Cesar Silva, President and CEO, Embraer Commercial Aviation. “This order from United, one of the world’s leading airlines, validates our investment strategy in the E-Jets, where we offer an optimized product with all of the additional benefits of a proven and mature platform. The E175 has proven itself to be the best product for the U.S. regional market for the next decade and beyond.”

The partnership between Embraer and United, which is the product of the 2010 merger of United Airlines and Continental Airlines, started with the sale of EMB 120 Brasilia turboprops to Continental Airlines in the 1980s. Subsequently, Continental was also the ERJ 145 jet launch customer, eventually acquiring 275 jets, the largest ERJ fleet in the world. Currently, 38 E170s are flying with United’s regional partners under the United Express brand.

The E175s will be operated under the United Express brand. The aircraft will be configured in a 76-seat layout. The first delivery is scheduled for the first quarter of 2014.

“At United, we are focused on modernizing our fleet, and we look forward to introducing the E175 to our United Express service. Compared to the 50-seat aircraft we are replacing, these aircraft provide a superior customer experience and are more fuel efficient,” said Jim Compton, United’s Vice Chairman and Chief Revenue Officer. “With a large first-class cabin, wider fuselage, and larger overhead bins, this aircraft brings an improved regional flying experience to our customers.”

As the leader in the 70 to 120-seat jet segment, Embraer continues to invest in the E-Jets family, which is flown by over 60 airlines from more than 40 countries. The Company has begun implementing a series of enhancements to the E175, including new wingtips, systems optimization, and aerodynamic refinements that will lower fuel burn by as much as 5%. Longer maintenance intervals and component improvements will increase aircraft productivity and bring maintenance costs down. All of the United Airlines deliveries will include these enhancements.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

More than 150 E175s are currently in service with 12 carriers around the world. The aircraft offers a 2,000 nm (3,706 km) range, short-field performance, and superior hot-and-high capability. The E175’s seating capacity and its performance capabilities make it the ideal choice for the North American market.

Follow us on Twitter: @EmbraerSA

About United Airlines

United Airlines and United Express operate an average of 5,472 flights a day to 381 airports across six continents. In 2012, United and United Express carried more passenger traffic than any other airline in the world and operated nearly two million flights carrying 140 million customers. United operates nearly 700 mainline aircraft and has made large-scale investments in its fleet. In 2013, United will continue to modernize its fleet by taking delivery of more than two dozen new aircraft. The company expanded its industry-leading global route network in 2012, launching nine new international and 18 new domestic routes. Business Traveler magazine awarded United Best Airline for North American Travel for 2012, and readers of Global Traveler magazine have voted United’s MileagePlus program the best frequent flyer program for nine consecutive years. United is a founding member of Star Alliance, which provides service to 194 countries via 27 member airlines. More than 85,000 United employees reside in every U.S. state and in countries around the world. For more information, visit united.com or follow United on Twitter and Facebook. The common stock of United’s parent, United Continental Holdings, Inc., is traded on the NYSE under the symbol UAL.

About Embraer Commercial Aviation

Embraer is the world’s leading manufacturer of commercial jets seating up to 120 passengers. The ERJ 145 family includes three models with 37, 44 and 50 seats. Nearly 900 of these aircraft have been delivered to airlines since their introduction in 1996. Four larger aircraft comprise Embraer’s E-Jets family with 70 to 120 seats. The E170, E175, E190, and E195 present clean-sheet, new-generation designs optimized for their capacity segments. They set the standard in their category with advanced engineering, high degree of efficiency, spacious and ergonomic cabins with two-by-two seating, and attractive operating economics. Since entering revenue service in 2004, more than 900 E-Jets have been delivered and are currently flying with over 60 airlines in more than 40 countries in mainline, regional, tour operator, and value carrier applications. www.EmbraerCommercialAviation.com

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer